FOR IMMEDIATE RELEASE	TSX: WPM
November 9, 2017	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES THIRD QUARTER RESULTS FOR 2017 AND DECLARES FOURTH QUARTERLY DIVIDEND OF 2017

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce its results for the third quarter ended September 30, 2017. All figures are presented in United States dollars unless otherwise noted.

In the third quarter of 2017, Wheaton Precious Metals continued to generate strong cash flow and remains on track to meet 2017 production guidance.

Operational Overview

	Q3 2017	Q3 2016	Change
Ounces produced
Silver	7,595	7,651	(0.7)%
Gold	95,897	113,008	(15.1)%
Ounces sold
Silver	5,758	6,122	(5.9)%
Gold	82,548	85,063	(3.0)%
Sales price per ounce
Silver	$16.87	$19.53	(13.6)%
Gold	$1,283	$1,336	(4.0)%
Cash costs per ounce [1]
Silver [1]	$4.43	$4.51	(1.8)%
Gold [1]	$396	$390	1.5%
Cash operating margin per ounce [1]
Silver [1]	$12.44	$15.02	(17.2)%
Gold [1]	$887	$946	(6.2)%
Revenue	$203,034	$233,204	(12.9)%
Net earnings	$66,578	$82,986	(19.8)%
Per share	$0.15	$0.19	(21.1)%
Operating cash flows	$129,121	$161,577	(20.1)%
Per share [1]	$0.29	$0.37	(21.6)%
Dividends paid	$44,201	$22,049	100.5%
Per share	$0.10	$0.05	100.0%
All amounts in thousands except gold ounces produced and sold, per ounce amounts and per share amounts.

Third Quarter Highlights
•
Attributable silver production for the three months ended September 30, 2017, decreased 1% relative to the comparable period in 2016, with lower production from San Dimas and Constancia being largely offset by increased production from Antamina and Peñasquito.

•
Attributable gold production for the three months ended September 30, 2017, decreased 15% relative to the comparable period in 2016, with the decrease being in line with expectations and primarily due to lower attributable production from 777 and Minto.

•	On a silver equivalent ounce[2] ("SEO") basis and gold equivalent ounce[2] ("GEO") basis:
o	Attributable production in Q3 2017 was 14.9 million SEOs or 195,900 GEOs, compared with 15.3 million SEOs or 225,400 GEOs in Q3 2016, a decrease of 3% and 13%, respectively.
o	Sales volume in Q3 2017 was 12.0 million SEOs or 158,400 GEOs, compared with 11.9 million SEOs or 175,000 GEOs in Q3 2016, an increase of 1% and a decrease of 9%, respectively.
•
As at September 30, 2017, payable ounces attributable to the Company produced but not yet delivered³ amounted to 5.3 million payable silver ounces and 57,200 payable gold ounces, representing an increase of 1.1 million payable silver ounces and 8,200 payable gold ounces during the three month period ended September 30, 2017.

•	Declared quarterly dividend of $0.09 per common share. This represents an increase of 50% relative to the comparable period in 2016.
•	The Company is reiterating its production guidance for 2017.

"Wheaton Precious Metals continues to generate strong operating margins from its portfolio of low-cost assets and remains on track to meet full year production guidance," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "We continue to work diligently not only to strengthen our current portfolio, the source of our sector leading cash flows and dividend yield, but also to pursue additional accretive opportunities."

Financial Review

Revenues
Revenue was $203 million in the third quarter of 2017, on sales volume of 5.8 million ounces of silver and 82,500 ounces of gold. This represents a 13% decrease from the $233 million of revenue generated in the third quarter of 2016 due primarily to (i) a 6% decrease in the number of silver ounces sold; (ii) a 3% decrease in the number of gold ounces sold; (iii) a 14% decrease in the average realized silver price ($16.87 in Q3 2017 compared with $19.53 in Q3 2016); and (iv) a 4% decrease in the average realized gold price ($1,283 in Q3 2017 compared with $1,336 in Q3 2016).

Costs and Expenses
Average cash costs¹ in the third quarter of 2017 were $4.43 per silver ounce sold and $396 per gold ounce sold, as compared with $4.51 per silver ounce and $390 per gold ounce during the comparable period of 2016. This resulted in a cash operating margin¹ of $12.44 per silver ounce sold and $887 per gold ounce sold, a reduction of 17% and 6% as compared with Q3 2016. The decrease in the cash operating margin was primarily due to a 14% decrease in the average realized silver price and a 4% decrease in the average realized gold price in Q3 2017 compared with Q3 2016.

Earnings and Operating Cash Flows
Net earnings and cash flow from operations in the third quarter of 2017 were $67 million ($0.15 per share) and $129 million ($0.29 per share¹), compared with $83 million ($0.19 per share) and $162 million ($0.37 per share¹) for the same period in 2016, both a decrease of 20%.

Balance Sheet
At September 30, 2017, the Company had approximately $70 million of cash on hand and $854 million outstanding under the Company's $2 billion revolving term loan (the "Revolving Facility").

Third Quarter Asset Highlights

During the third quarter of 2017, attributable production was 7.6 million ounces of silver and 95,900 ounces of gold, representing a decrease of 1% and 15%, respectively,  compared with the third quarter of 2016.

Operational highlights for the quarter ended September 30, 2017, based upon counterparties' reporting, are as follows:

Salobo
In the third quarter of 2017, Salobo produced 73,000 ounces of attributable gold, an increase of approximately 7% relative to the third quarter of 2016. According to Vale S.A.'s ("Vale") third quarter of 2017 production report, production was positively impacted mainly due to higher feed grades and stronger plant performance in the third quarter. The Salobo plant operated above nameplate capacity on average in the third quarter of 2017.

Peñasquito
In the third quarter of 2017, Peñasquito produced 1.6 million ounces of attributable silver, an increase of approximately 10% relative to the third quarter of 2016 primarily due to higher metal recoveries and grades. According to Goldcorp Inc.'s ("Goldcorp") third quarter of 2017 MD&A, throughput at Peñasquito is expected to increase in the fourth quarter of 2017 as a result of improved mill efficiencies. Pre-stripping of the Chile Colorado pit is reportedly ahead of schedule and will contribute to mill feed starting in 2018.

According to Goldcorp, the Pyrite Leach Project ("PLP") at Peñasquito is 40% complete and expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. The PLP is reportedly expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings, and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine. As a reminder, Wheaton Precious Metals is entitled to 25% of the silver produced at Peñasquito for the life of mine, or 11 million of the additional 44 million silver ounces.

Antamina
In the third quarter of 2017, Antamina produced 1.7 million ounces of attributable silver, an increase of approximately 18% relative to the third quarter of 2016 primarily due to increased grades and throughput, partially offset by lower recovery.

San Dimas
  In the third quarter of 2017, San Dimas produced 1.0 million ounces of attributable silver, a decrease of approximately 17% relative to the third quarter of 2016 primarily due to a decrease in throughput, which was partially offset by better    grades. According to Primero Mining Corp.'s ("Primero") news release dated September 21, 2017, the expected ramp-up in production at San Dimas following a work stoppage in the second quarter of 2017 was significantly delayed due to   persistent issues with underground equipment reliability, which has impacted development rates and underground stoping activities. As a result of these issues, Primero reduced the upper end of its 2017 silver production guidance range from
4.5-5.5 million ounces to 4.5-5.0 million ounces. As a reminder, Wheaton's full year 2017 guidance is based on attributable production from San Dimas of 4.0 million ounces of silver.

Wheaton continues to work closely with Primero as they work through their strategic review process. As per Primero's announcement on March 24, 2017, Wheaton provided significant support for the strategic review process by providing a guarantee to the lenders under Primero's existing revolving credit facility, which resulted in an extension of the maturity date by six months to November 23, 2017. The intent of this guarantee is to provide Primero with time to complete its strategic review process, which was first announced on February 27, 2017. Wheaton has been encouraged by Primero's ability through this process to reduce general and administrative costs and divest of non-core operations. Also, as noted in Primero's second quarter of 2017 MD&A, Primero has received a number of proposals from interested parties regarding a potential acquisition of the San Dimas operation. The process is ongoing but there can be no certainty that these discussions will result in a resolution acceptable to all stakeholders, including the Company.4

Sudbury
In the third quarter of 2017, Vale's Sudbury mines produced 8,400 ounces of attributable gold, a decrease of approximately 22% relative to the third quarter of 2016 primarily due to lower throughput. According to Vale's third quarter of 2017 production report, the decrease in production was primarily due to the full operation of two furnaces in Q3 2016, while in Q3 2017 Sudbury transitioned to a single furnace operation. According to Vale, the transition has gone very well with the newly designed furnace already exceeding its nameplate capacity. Vale further reports that while nickel production was down in the quarter, with the transition to the new single furnace flowsheet, Sudbury achieved record quarterly copper concentrate production.

Constancia
In the third quarter of 2017, Constancia produced 0.6 million ounces of attributable silver and 2,500 ounces of attributable gold, a decrease of approximately 18% and 33%, respectively, relative to the third quarter of 2016. The decrease in production was primarily the result of the processing of lower grade ore as expected in Hudbay Mineral Inc.'s ("Hudbay") mine plan as well as lower recovery, partially offset by record high throughput.

Other Gold
In the third quarter of 2017, total Other Gold attributable production was 12,000 ounces, a decrease of approximately 60% relative to the third quarter of 2016. The decrease was relatively in line with expectations and primarily due to the anticipated reduction of the Company's share of the gold production at the 777 mine from 100% to 50% effective January 1, 2017, coupled with reduced production at the Minto mine due to mine sequencing changes to support the mine life extension as previously announced by Capstone Mining Corp. ("Capstone").

Subsequent to the quarter, in October 2017, the Company agreed to amend the Minto precious metal purchase agreement in order to incentivize Capstone to extend the mine life of Minto. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton Precious Metals over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, the Company received shares of Capstone with a value of $8 million.

Other Silver
In the third quarter of 2017, total Other Silver attributable production was 2.6 million ounces, a decrease of approximately 5% relative to the third quarter of 2016. The decrease was driven primarily by the cessation of production from Cozamin as the Cozamin silver purchase agreement with Capstone expired on April 4, 2017, as well as lower grades at Yauliyacu. Lower attributable production from Cozamin and Yauliyacu was partially offset by stronger production from Zinkgruvan.

Produced But Not Yet Delivered 31
As at September 30, 2017, payable ounces attributable to the Company produced but not yet delivered³ amounted to 5.3 million payable silver ounces and 57,200 payable gold ounces, representing an increase of 1.1 million payable silver ounces and 8,200 payable gold ounces during the three month period ended September 30, 2017. Payable silver ounces produced but not yet delivered increased primarily as a result of increases related to the Peñasquito, Zinkgruvan, Yauliyacu, and Antamina silver interests. Payable gold ounces produced but not yet delivered increased primarily as a result of increases related to the Sudbury and Salobo gold interests. Payable ounces produced but not yet delivered to the Wheaton Precious Metals group of companies are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton Precious Metals' consolidated MD&A in the 'Results of Operations and Operational Review' section.

Events Subsequent to the Quarter

Kutcho
Pending completion of the Kutcho Early Deposit Agreement, the Company has entered into a non-binding term sheet with Desert Star Resources Ltd. to provide assistance in the form of an up to Cdn$20 million subordinated secured convertible debt loan at an interest rate of 10% per annum over a 7-year term (the "Desert Star Loan"). There can be no assurance that the Desert Star Loan will be completed on the terms set out in the non-binding term sheet or at all.

Dividend

Fourth Quarterly Dividend
The fourth quarterly cash dividend of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on November 27, 2017, and will be distributed on or about December 7, 2017.

Under the Company's dividend policy, the quarterly dividend per common share will be equal to 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan
The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this fourth quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company's website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the 'investors' section, under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook

Wheaton Precious Metals' estimated attributable silver and gold production in 2017 is forecast to be 28 million silver ounces and 340,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2017) is anticipated to be approximately 29 million silver ounces and 340,000 gold ounces per year. As a reminder, Wheaton Precious Metals does not include any production in its guidance from streams on development assets, such as Barrick's Pascua-Lama project or Hudbay's Rosemont project.

From a liquidity perspective, the $70 million of cash and cash equivalents as at September 30, 2017 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Friday, November 10, 2017, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	94521962
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 17, 2017 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	94521962
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals' MD&A and Financial Statements, which are available on the Company's website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Wheaton Precious Metals, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release.
2 Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period. The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
3 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
4 Please refer to Wheaton Precious Metals Q3 2017 Management's Discussion and Analysis ("MD&A") for a more detailed description of the status and risks associated with the San Dimas Silver Interest. Please also see "Cautionary Note Regarding Forward Looking Statements" in the Company's MD&A for material risks, assumptions, and important disclosure associated with San Dimas and Primero.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2017	2016	2017	2016
Sales	$203,034	$233,204	$600,669	$633,066
Cost of sales
Cost of sales, excluding depletion	$58,234	$60,776	$173,506	$177,620
Depletion	61,852	73,919	185,567	220,336
Total cost of sales	$120,086	$134,695	$359,073	$397,956
Gross margin	$82,948	$98,509	$241,596	$235,110
Expenses
General and administrative [1]	$8,793	$9,513	$25,760	$30,316
Interest expense	6,360	6,007	19,214	17,529
Other income	(93)	(19)	(2,266)	(105)
Other expense	1,410	1,377	3,917	3,632
Foreign exchange loss	163	22	248	611
	$16,633	$16,900	$46,873	$51,983
Earnings before income taxes	$66,315	$81,609	$194,723	$183,127
Income tax recovery	263	1,377	691	1,144
Net earnings	$66,578	$82,986	$195,414	$184,271

Basic earnings per share	$0.15	$0.19	$0.44	$0.43
Diluted earnings per share	$0.15	$0.19	$0.44	$0.43
Weighted average number of shares outstanding
Basic	442,094	440,635	441,790	426,737
Diluted	442,476	441,917	442,263	427,094
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,279	$1,220	$3,748	$3,822

Condensed Interim Consolidated Balance Sheets

	As at September 30	As at December 31
(US dollars in thousands - unaudited)	2017	2016
Assets
Current assets
Cash and cash equivalents	$69,910	$124,295
Accounts receivable	5,895	2,316
Other	2,678	1,481
Total current assets	$78,483	$128,092
Non-current assets
Silver and gold interests	$5,728,770	$5,919,272
Early deposit - silver and gold interests	20,709	20,064
Royalty interest	9,107	9,107
Long-term investments	86,265	64,621
Other	12,352	12,163
Total non-current assets	$5,857,203	$6,025,227
Total assets	$5,935,686	$6,153,319
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$13,522	$18,829
Current portion of performance share units	-	228
Total current liabilities	$13,522	$19,057
Non-current liabilities
Bank debt	$854,000	$1,193,000
Deferred income taxes	61	262
Performance share units	798	1,012
Total non-current liabilities	$854,859	$1,194,274
Total liabilities	$868,381	$1,213,331
Shareholders' equity
Issued capital	$3,464,856	$3,445,914
Reserves	74,295	55,301
Retained earnings	1,528,154	1,438,773
Total shareholders' equity	$5,067,305	$4,939,988
Total liabilities and shareholders' equity	$5,935,686	$6,153,319

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2017	2016	2017	2016
Operating activities
Net earnings	$66,578	$82,986	$195,414	$184,271
Adjustments for
Depreciation and depletion	62,096	74,149	186,298	221,032
Amortization of credit facility origination fees:
Interest expense	167	190	551	596
Amortization of credit facility origination fees - undrawn facilities	201	177	541	498
Interest expense	6,194	5,817	18,664	16,933
Equity settled stock based compensation	1,279	1,220	3,748	3,822
Performance share units	(38)	565	(496)	744
Deferred income tax (recovery) expense	(279)	(1,404)	(985)	(1,170)
Investment income recognized in net earnings	(93)	(19)	(256)	(105)
Other	(434)	(308)	(1,507)	(220)
Change in non-cash working capital	(234)	3,397	(9,162)	(401)
Cash generated from operations before interest paid and received	$135,437	$166,770	$392,810	$426,000
Interest paid - expensed	(6,394)	(5,204)	(19,296)	(16,478)
Interest received	78	11	211	76
Cash generated from operating activities	$129,121	$161,577	$373,725	$409,598
Financing activities
Bank debt repaid	$(99,000)	$(141,000)	$(339,000)	$(901,000)
Bank debt drawn	-	780,000	-	780,000
Credit facility origination fees	(6)	-	(1,311)	(1,300)
Shares issued	-	-	-	632,547
Share issue costs	-	(162)	-	(25,996)
Repurchase of share capital	-	-	-	(33,126)
Share purchase options exercised	-	20,284	1,002	20,883
Dividends paid	(36,663)	(19,310)	(88,771)	(56,050)
Cash (used for) generated from financing activities	$(135,669)	$639,812	$(428,080)	$415,958
Investing activities
Silver and gold interests	$-	$(800,013)	$-	$(800,297)
Interest paid - capitalized to silver interests	-	-	-	(615)
Early deposit - silver and gold interests	(5)	-	(899)	(2,042)
Proceeds on disposal of silver interest [1]	-	-	1,022	-
Dividend income received	15	8	45	28
Other	(116)	(115)	(202)	(222)
Cash used for investing activities	$(106)	$(800,120)	$(34)	$(803,148)
Effect of exchange rate changes on cash and cash equivalents	$(11)	$(214)	$4	$(160)
(Decrease) increase in cash and cash equivalents	$(6,665)	$1,055	$(54,385)	$22,248
Cash and cash equivalents, beginning of period	76,575	124,490	124,295	103,297
Cash and cash equivalents, end of period	$69,910	$125,545	$69,910	$125,545

1)
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States.

Summary of Ounces Produced

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Silver ounces produced [2]
San Dimas	1,043	973	623	1,429	1,264	1,596	923	2,317
Peñasquito	1,641	1,483	1,339	1,328	1,487	867	1,352	1,766
Antamina	1,735	1,888	1,464	1,599	1,469	1,707	2,021	2,403
Constancia	618	546	540	723	749	778	509	637
Other
Los Filos	43	42	32	33	44	56	40	45
Zinkgruvan	710	493	538	557	449	495	659	729
Yauliyacu	588	607	562	379	721	686	657	749
Stratoni	137	171	166	187	206	222	136	178
Minto	43	42	56	100	153	60	43	53
Neves-Corvo [3]	341	316	330	312	279	331	319	269
Cozamin [4]	-	17	397	265	239	253	277	400
Lagunas Norte	243	218	210	234	215	233	273	291
Pierina	107	114	137	117	50	31	35	54
Veladero	201	144	158	174	160	193	182	281
777	145	138	96	152	166	99	106	112
Total Other	2,558	2,302	2,682	2,510	2,682	2,659	2,727	3,161
Total silver ounces produced	7,595	7,192	6,648	7,589	7,651	7,607	7,532	10,284
Gold ounces produced ²
Sudbury [5]	8,401	7,468	9,182	8,901	10,779	15,054	7,895	13,678
Salobo	72,980	57,514	53,193	71,328	68,168	35,627	38,474	39,395
Constancia	2,498	2,332	2,431	3,151	3,737	4,622	3,435	4,617
Other
Minto	6,904	6,063	9,734	10,906	20,184	6,985	3,779	5,237
777	5,114	6,259	4,422	10,919	10,140	8,900	8,274	9,439
Total Other	12,018	12,322	14,156	21,825	30,324	15,885	12,053	14,676
Total gold ounces produced	95,897	79,636	78,962	105,205	113,008	71,188	61,857	72,366
SEOs produced [6]	14,874	13,009	12,176	15,067	15,343	12,947	12,453	15,699
GEOs produced [6]	195,944	178,100	173,949	211,970	225,393	172,566	156,513	209,783
Silver / Gold Ratio [7]	75.9	73.0	70.0	71.1	68.1	75.0	79.6	74.8
1)	All figures in thousands except gold ounces produced.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
As per Lundin Mining Corporation's ("Lundin") MD&A for the three months ended September 30, 2017, the Mining Industry Workers Union organized a strike at the Neves-Corvo mine from October 3-7, 2017. Lundin states that they have been advised that the union intends to undertake another strike during a five-day period commencing November 6, 2017 and it may repeat this action a third time in the month of December, resulting in their decision to revise production guidance downward to reflect anticipated lost production from the labour actions. Lundin has engaged in dialogue with the unions, who are looking for changes to work schedules and other factors that have also been demanded of other industries as part of a nation-wide union initiative.  These labour issues at Neves-Corvo have not impacted Wheaton Precious Metals' production guidance for 2017.

4)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Summary of Ounces Sold

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Silver ounces sold
San Dimas	962	845	796	1,571	1,065	1,426	1,345	2,097
Peñasquito	1,109	1,639	860	1,270	1,078	886	949	2,086
Antamina	1,537	1,453	1,170	1,488	1,598	2,202	1,879	1,340
Constancia	491	559	383	702	536	520	666	511
Other
Los Filos	43	42	32	33	44	55	39	45
Zinkgruvan	305	398	296	592	340	369	812	507
Yauliyacu	364	423	403	671	342	578	603	987
Stratoni	84	123	195	165	203	129	148	39
Campo Morado [2]	-	-	-	-	-	-	4	9
Minto	43	39	37	102	96	26	53	13
Cozamin [3]	23	125	232	196	207	219	300	317
Neves-Corvo	117	114	153	147	88	158	142	153
Lagunas Norte	242	204	217	227	237	224	299	252
Pierina	102	136	150	84	32	27	46	36
Veladero	201	144	159	174	160	193	182	281
777	135	125	142	84	96	130	85	78
Total Other	1,659	1,873	2,016	2,475	1,845	2,108	2,713	2,717
Total silver ounces sold	5,758	6,369	5,225	7,506	6,122	7,142	7,552	8,751
Gold ounces sold
Sudbury [4]	3,237	5,822	6,887	10,183	12,294	11,351	9,007	6,256
Salobo	67,198	50,478	63,007	73,646	50,043	45,396	35,366	44,491
Constancia	2,206	2,356	2,315	3,343	3,396	3,610	4,933	4,473
Other
Minto	4,603	6,988	9,902	15,445	11,110	19	8,815	3,317
777	5,304	6,321	6,286	6,314	8,220	10,381	7,137	6,362
Total Other	9,907	13,309	16,188	21,759	19,330	10,400	15,952	9,679
Total gold ounces sold	82,548	71,965	88,397	108,931	85,063	70,757	65,258	64,899
SEOs sold [5]	12,024	11,625	11,412	15,249	11,913	12,451	12,745	13,607
GEOs sold [5]	158,401	159,161	163,032	214,529	175,008	165,945	160,180	181,838
Cumulative payable silver ounces PBND [6]	5,257	4,152	3,967	3,224	3,783	2,999	3,230	3,872
Cumulative payable gold ounces PBND [6]	57,205	48,997	45,669	59,536	68,148	44,780	49,679	56,867
Silver / Gold Ratio [7]	75.9	73.0	70.0	71.1	68.1	75.0	79.6	74.8
1)	All figures in thousands except gold ounces sold.
2)	The Campo Morado silver interest was disposed of on December 31, 2014.
3)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
5)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

6)	Payable silver and gold ounces produced but not yet delivered ("PBND") are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines, and corporate operations.

Three Months Ended September 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,043	962	$16.84	$4.32	$1.46	$16,205	$10,640	$12,049	$136,763
Peñasquito	1,641	1,109	16.67	4.13	2.88	18,491	10,715	13,911	407,679
Antamina	1,735	1,537	17.01	3.34	9.81	26,147	5,938	21,017	774,993
Constancia	618	491	17.16	5.90	7.36	8,429	1,915	5,531	265,420
Other [4]	2,558	1,659	16.79	5.28	3.77	27,854	12,836	19,109	759,840
	7,595	5,758	$16.87	$4.43	$5.13	$97,126	$42,044	$71,617	$2,344,695
Gold
Sudbury [5]	8,401	3,237	$1,281	$400	$769	$4,147	$362	$2,852	$389,266
Salobo	72,980	67,198	1,280	400	381	86,030	33,561	59,150	2,836,029
Constancia	2,498	2,206	1,301	400	409	2,869	1,083	1,986	122,856
Other [6]	12,018	9,907	1,298	368	335	12,862	5,898	8,823	35,924
	95,897	82,548	$1,283	$396	$391	$105,908	$40,904	$72,811	$3,384,075
Operating results						$203,034	$82,948	$144,428	$5,728,770
Corporate costs
General and administrative							$(8,793)	$(6,693)
Interest expense							(6,360)	(6,394)
Other							(1,480)	(2,220)
Income tax recovery							263	-
Total corporate costs							$(16,370)	$(15,307)	$206,916
							$66,578	$129,121	$5,935,686

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the  non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2017 were as follows:

Three Months Ended September 30, 2017
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	75.9	14,874	12,024	$ 16.89	$ 4.84	$ 12.05	$ 5.14	$ 6.91
Gold equivalent basis	75.9	195,944	158,401	$ 1,282	$ 368	$ 914	$ 390	$ 524

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iii) at the end of this press release

Three Months Ended September 30, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,264	1,065	$19.75	$4.28	$1.11	$21,037	$15,300	$16,478	$142,312
Peñasquito	1,487	1,078	19.73	4.09	3.05	21,276	13,574	16,866	421,955
Antamina	1,469	1,598	19.67	3.84	9.94	31,437	9,424	25,305	830,594
Constancia	749	536	19.38	5.90	7.41	10,379	3,250	7,219	281,170
Other [4]	2,682	1,845	19.20	5.08	4.90	35,444	17,028	28,037	799,465
	7,651	6,122	$19.53	$4.51	$5.45	$119,573	$58,576	$93,905	$2,475,496
Gold
Sudbury [5]	10,779	12,294	$1,332	$400	$787	$16,382	$1,787	$11,463	$480,550
Salobo	68,168	50,043	1,339	400	382	67,008	27,875	46,991	2,932,959
Constancia	3,737	3,396	1,338	400	409	4,544	1,795	3,186	127,038
Other [6]	30,324	19,330	1,329	354	537	25,697	8,476	19,016	62,586
	113,008	85,063	$1,336	$390	$477	$113,631	$39,933	$80,656	$3,603,133
Operating results						$233,204	$98,509	$174,561	$6,078,629
Corporate costs
General and administrative							$(9,513)	$(6,881)
Interest expense							(6,007)	(5,204)
Other							(1,380)	(899)
Income tax recovery							1,377	-
Total corporate costs							$(15,523)	$(12,984)	$247,403
							$82,986	$161,577	$6,326,032

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the  non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2016 were as follows:

Three Months Ended September 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	68.1	15,343	11,913	$ 19.57	$ 5.10	$ 14.47	$ 6.20	$ 8.27
Gold equivalent basis	68.1	225,393	175,008	$ 1,333	$ 347	$ 986	$ 422	$ 564
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis and; (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30
(in thousands, except for per share amounts)	2017	2016
Cash generated by operating activities	$129,121	$161,577
Divided by:
Basic weighted average number of shares outstanding	442,094	440,635
Diluted weighted average number of shares outstanding	442,476	441,917
Equals:
Operating cash flow per share - basic	$0.29	$0.37
Operating cash flow per share - diluted	$0.29	$0.37

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016
Cost of sales	$120,086	$134,695
Less: depletion	(61,852)	(73,919)
Cash cost of sales	$58,234	$60,776
Cash cost of sales is comprised of:
Total cash cost of silver sold	$25,529	$27,637
Total cash cost of gold sold	32,705	33,139
Total cash cost of sales	$58,234	$60,776
Divided by:
Total silver ounces sold	5,758	6,122
Total gold ounces sold	82,548	85,063
Equals:
Average cash cost of silver (per ounce)	$4.43	$4.51
Average cash cost of gold (per ounce)	$396	$390

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016
Total sales:
Silver	$97,126	$119,573
Gold	$105,908	$113,631
Divided by:
Total silver ounces sold	5,758	6,122
Total gold ounces sold	82,548	85,063
Equals:
Average realized price of silver (per ounce)	$16.87	$19.53
Average realized price of gold (per ounce)	$1,283	$1,336
Less:
Average cash cost of silver [1] (per ounce)	$(4.43)	$(4.51)
Average cash cost of gold [1] (per ounce)	$(396)	$(390)
Equals:
Cash operating margin per silver ounce sold	$12.44	$15.02
As a percentage of realized price of silver	74%	77%
Cash operating margin per gold ounce sold	$887	$946
As a percentage of realized price of gold	69%	71%

1)	Please refer to non-IFRS measure (ii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals' MD&A available on the Company's website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	statements with respect to the proposed entering into, and advance, by the Company of up to Cdn$20 million subordinated secured convertible debenture term debt loan to Desert Star;
•
statements with respect to the successful negotiation and entering into of a definitive documentation by the Company with Desert Star, payment by the Company of US$65 million to Desert Star and the satisfaction of each party's obligations in accordance with the Kutcho Early Deposit Agreement;

•	the receipt by the Company of silver and gold production in respect of the Kutcho project;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton Precious Metals' production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Wheaton Precious Metals' production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;

•	the impact on Primero of the unionized employee strike at the San Dimas mine which concluded in April 2017 and any other labour disruptions;
•	the ability of Primero to continue as a going concern;
•	the ability of Primero to determine that it is uneconomic to continue mining operations at the San Dimas mine;
•	the ability of Primero to achieve expected production levels;
•	the Guarantee of the Primero Facility;
•	possible amendments to the San Dimas silver purchase agreement as a result of any strategic process or discussions with Primero;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton Precious Metals to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	specific risks relating to the entering into and advancing of amounts under the subordinated secured convertible debenture term debt loan;
•	Desert Star not being able to make payments under the subordinated secured convertible debenture term debt loan;
•	any specific risks relating to the completion of documentation and diligence for the Kutcho Early Deposit Agreement;
•	the satisfaction of each party's obligations in accordance with the terms of the Kutcho Early Deposit Agreement;
•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the mining operations from which Wheaton Precious Metals purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton Precious Metals receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•	Primero not being able to profitably operate the San Dimas mine due to the impact of the strike or other labour disruptions;
•	Primero not being able to continue as a going concern;
•	Primero determining that it is uneconomic to continue mining operations at the San Dimas mine and ceasing such mining operations;
•	Primero not being able to achieve expected production levels;
•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•	Primero failing to make required payments or otherwise defaulting under its credit facility and the Company having to meet its guarantee obligations under the Guarantee;
•	amendments to the San Dimas silver purchase agreement have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Wheaton Precious Metals' interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton Precious Metals' acquisition strategy;
•	risks related to the market price of the common shares of Wheaton Precious Metals;
•	equity price risks related to Wheaton Precious Metals' holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton Precious Metals and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton Precious Metals or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton Precious Metals and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton Precious Metals and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton Precious Metals' Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton Precious Metals' Form 40-F filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the completion of documentation and receipt of all necessary approvals in respect of the subordinated secured convertible debenture term debt loan with Desert Star;
•	that Desert Star will make all required payments and not be in default under the subordinated secured convertible debenture term debt loan;
•	the completion of documentation and diligence in respect of the Kutcho Early Deposit Agreement;
•	the payment of US$65 million to Desert Star and the satisfaction of each party's obligations in accordance with the terms of the Kutcho Early Deposit Agreement;
•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	that the impact on Primero of the unionized employee strike or other labour disruptions at the San Dimas mine will not be significant;
•	that Primero is able to continue as a going concern;
•	that Primero will not determine that it is uneconomic to continue mining operations at the San Dimas mine;
•	that Primero is able to achieve expected production levels;
•	that Primero will make all required payments and not be in default under the Primero Facility;
•	that any amendments to the San Dimas silver purchase agreement will not have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;
•	Wheaton Precious Metals' ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Wheaton Precious Metals will be successful in challenging any reassessment by the CRA;
•	Wheaton Precious Metals has properly considered the application of Canadian tax law to its structure and operations;
•	Wheaton Precious Metals will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Wheaton Precious Metals has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Wheaton Precious Metals will not change its business as a result of any CRA reassessment;
•	Wheaton Precious Metals' ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton Precious Metals' Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton Precious Metals has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton Precious Metals. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton Precious Metals' expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton Precious Metals does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton Precious Metals more generally, readers should refer to Wheaton Precious Metals' Annual Information Form for the year ended December 31, 2016 and other continuous disclosure documents filed by Wheaton Precious Metals since January 1, 2017, available on SEDAR at www.sedar.com. Wheaton Precious Metals' Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton Precious Metals' mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton Precious Metals' Form 40-F, a copy of which may be obtained from Wheaton Precious Metals or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com